UBS Global Asset Management 1285 Avenue of the Americas 12th floor New York, NY 10019-6114 Joseph J. Allessie Deputy General Counsel Tel: 212/882-5961 Fax: 212/882-5472

November 13, 2013

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Ms. Anu Dubey

Re:	The UBS Funds (the “Trust”)
File Nos. 033-47287; 811-06637

Dear Ms. Dubey:

On behalf of the above-referenced Trust, following are the responses to the additional comments conveyed on October 28, 2013, with regard to the comment response letter filed on October 24, 2013 related to Post-Effective Amendment No. 110 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 29, 2013 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), relating to the UBS Global Sustainable Equity Fund and UBS Asset Growth Fund (each, a “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

UBS Global Sustainable Equity Prospectus:

1.           Comment.  Given the contractual nature of the fee waiver, include the word “contractual” in the description of the fee waiver in footnote three to the Fund’s annual fund operating expenses table.  In addition, include a reference stating that the fee waiver cannot be terminated without shareholder approval.

Response.  The Fund declines to include the word “contractual” in the description of the fee waiver in footnote three.  The existing description of the fee waiver already refers to the irrevocable written agreement in place and the Fund thinks this is sufficient to convey the contractual nature of the fee waiver.  Footnote three has been revised to add a reference stating that the fee waiver cannot be terminated without shareholder approval.

2.           Comment.  In the last paragraph under the heading “Securities selection,” clarify what is meant with regard to the distinction between fees and expenses.

Response.  The Fund has revised the disclosure in the last paragraph under the heading “Securities selection” to state the following, as requested:

The Fund does not pay fees in connection with its investment in the investment companies advised by the Advisor, but may pay its proportionate share of the operating expenses associated with such investments.

3.           Comment.  Under the heading “Managing your fund account,” add disclosure stating that 12b-1 fees for Class A shares are paid out of the Fund’s assets on an ongoing basis.

Response.  The Fund has revised the disclosure under the heading “Managing your fund account—Class A shares” to state the following, as requested:

[The] Fund’s Class A shares pay an annual service (12b-1) fee of 0.25% of average net assets on an ongoing basis.

UBS Global Sustainable Equity Statement of Additional Information:

4.           Comment.  Add a non-fundamental policy to interpret “across several countries” in restriction viii under the heading “Investment restrictions.”

Response.  The Fund believes that the phrase “across several countries” is sufficiently clear so as to not necessitate further explanation and therefore declines to add a related explanatory non-fundamental policy.

In connection with the Trust’s responses to the SEC Staff’s additional comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Taylor Brody, Esquire at (215) 564-8071, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Joseph J. Allessie
Joseph J. Allessie
Vice President and Assistant Secretary
The UBS Funds